

April 3, 2014

Via E-mail
Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

      Re: **GWG Holdings, Inc.**
               Post-Effective No. 9 to Registration Statement on Form S-1
               Filed March 24, 2014
               File No. 333-174887

Dear Mr. Sabes:

We have reviewed your registration statement and have the following comment. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

General

1. A review of your annual report on Form 10-K for the fiscal year ended December 31, 2012 and your quarterly report on Form 10-Q for the quarterly period ended September 30, 2013 is currently pending. We will not be in a position to grant effectiveness to your registration statement until such time as all comments relating to that review have been resolved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Paul D. Chestovich, Esq.
        Maslon Edelman Borman & Brand, LLP
        3300 Wells Fargo Center
        90 South Seventh Street
        Minneapolis, Minnesota 55402